Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the following Registration Statements:

(1)
Form S-8 No. 333-196550 pertaining to the 2004 Equity Incentive Plan, the 2011 Equity Incentive Plan, the 2014 Equity Incentive Plan and the 2014 Employee Stock Purchase Plan of Arista Networks, Inc., and

(2)	Form S-8 No. 333-202919 pertaining to the 2014 Employee Stock Purchase Plan of Arista Networks, Inc.
of our report dated March 11, 2015 (except for the paragraphs in Note 1 titled “Restatement”, as to which the date is May 14, 2015), with respect to the consolidated financial statements of Arista Networks, Inc. included in this Annual Report (Form 10-K/A) for the year ended December 31, 2014.
/s/ Ernst & Young LLP
Redwood City, California
May 14, 2015